SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B), informed, through the Relevant Fact published on December 16, 2022, that its subsidiary Eletrobras Eletronorte would receive, by means of a transaction comprising the exchange of equity interest with Neoenergia, common shares representing 100% of the total and voting capital stock of Baguari I Geração de Energia Elétrica S.A. (leading consortium member and holder of 51% of the UHE Baguari Consortium), which Equity Value, defined under mutual agreement between the parties, was approximately R$ 454 million.

However, the right of first refusal was exercised to acquire the aforementioned stake by Baguari Energia in Baguari I. Baguari Energia is controlled by Cemig GT, holding 69.39% of its capital stock and and Eletrobras, through its subsidiary, Eletrobras Furnas holds the remaining 30.61% of the capital stock.

As a result of this transaction, Eletrobras Eletronorte will receive from Neonergia the amount of R$ 454 million, in cash.

On the other hand, we emphasize, as informed through the Market Announcement of April 14, 2023, that the subsidiary Eletrobras Furnas entered into a purchase agreement for the stake held by Cemig GT in Baguari Energia.

Thus, even with the exercise of the preemptive right above, when these operations are concluded, Eletrobras will hold, as initially foreseen, through its subsidiaries, 100% of Baguari Energia and indirectly 100% of Baguari I and, therefore, the amount to be be received, for the time being, by Eletrobras Eletronorte, later, it will be returned to Cemig GT, at the conclusion of said operations.

Such acquisitions are in line with Eletrobras' strategic objective, simplifying its structure, growing with profitability and reinforcing its leadership in renewables.

These operations contain the usual conditions precedent for this type of operation, including the appropriate consents, for their final conclusion.

Finally, the Company reinforces its commitment to keep the market informed on the matter.

Rio de Janeiro, May 31, 2023.

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.